UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bioflamex Corp.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

09071H107

(CUSIP Number)

Henrik Dahlerup, COO

Willemoesgade 39, 2100 Copenhagen

Denmark

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 25, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

CUSIP No. 09071H107

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Henrik Dahlerup

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Denmark

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	25,428,333 SHARES

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	25,428,333 SHARES

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,428,333 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 27.5%

14.	Type of Reporting Person (See Instructions): IN

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CUSIP No. 09071H107

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Bioflamex Corp., a Nevada Corporation (the "Issuer"), and is being filed by Henrik Dahlerup (the “Reporting Person”). The Issuer's current principal executive offices are located at Christiansvej 31 , 2920 Charlottenlund, Denmark.

ITEM 2. IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by the Reporting Person. The business address of the Reporting Person is Christiansvej 31, 2920 Charlottenlund, Denmark. The Reporting Person is currently employed by Bioflamex Corp. The Reporting Person is a citizen of Denmark.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This statement relates to Shares in the Issuer that the Reporting Person has the right to acquire in sixty days. These securities in the Issuer are described as follows:

1.      On January 25, 2011, the Issuer entered into an Asset Purchase Agreement with Henrik Dahlerup to acquire certain intellectual property related to line of fire extinguishing and prevention products that are based on environment friendly and biological formulations. In consideration for the newly acquired assets, the Issuer issued 19,000,000 shares of its common stock to Mr. Dahlerup.

2.      On January 25, 2011, Mr. Dahlerup purchased 6,428,333 shares of the Issuer’s common stock in a private transaction.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 25,428,333 shares or 27.5% of the Issuer’s issued and outstanding common stock as of 25th January, 2011.

Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

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CUSIP No. 09071H107

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person is currently the beneficial owner of 25,428,333 shares of Common Stock of the Issuer, representing approximately 27.5% of the Issuer's common stock (based upon 92,466,667 outstanding shares of common stock as of March 8, 2011.)

(b) The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c) See response by Reporting Person to Item 4, above.

(d) Not applicable.

(e) Not applicable.

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CUSIP No. 09071H107

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2011

By: /s/ Henrik Dahlerup

HENRIK DAHLERUP, COO